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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 5)

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                              MAGMA POWER COMPANY
                           (Name of Subject Company)

                              MAGMA POWER COMPANY
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   0005591941
                     (CUSIP number of Class of Securities)

                               JON R. PEELE, ESQ.
            Executive Vice President, Secretary and General Counsel
                              MAGMA POWER COMPANY
                        4365 EXECUTIVE DRIVE, SUITE 900
                          SAN DIEGO, CALIFORNIA 92121
                                 (619) 622-7800
 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                   Copies to:

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
             Michael J. Kennedy, Esq.                     David W. Heleniak, Esq.
               SHEARMAN & STERLING                          SHEARMAN & STERLING
              555 California Street                         599 Lexington Avenue
         San Francisco, California 94104                  New York, New York 10022
                  (415) 616-1100                               (212) 848-4000
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  This Amendment No. 5 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, dated October 11, 1994, as amended (the "Schedule 14D-9"), filed by Magma Power Company, a Nevada corporation ("Magma" or the "Company"), relating to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 6, 1994, as amended and supplemented through the date hereof, of CE Acquisition Company, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of California Energy Company, Inc., a Delaware corporation ("California Energy"), to purchase 12,400,000 Shares at a price of $38.50 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 6, 1994, as supplemented on October 26, 1994, and as amended through the date hereof, and the related Letter of Transmittal as amended and supplemented through the date hereof (the "Revised Offer"). Capitalized terms used and not defined herein shall have the meanings sets forth in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  Item 4 is hereby amended and supplemented by adding thereto the following:

  (a) THE MAGMA BOARD HAS UNANIMOUSLY DETERMINED THAT THE REVISED OFFER IS NOT IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY. THE MAGMA BOARD UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF SHARES REJECT THE REVISED OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE REVISED OFFER.

  A copy of a letter to stockholders communicating the Magma Board's recommendation and a form of press release announcing such recommendation are filed as Exhibits 23 and 24 hereto, respectively, and are incorporated herein by reference.

  (b) At a meeting of the Magma Board held on October 28, 1994, the Company's management and Goldman Sachs each reviewed and updated the presentations they had made to the Magma Board at the October 2 and 3, 1994 and October 10, 1994 board meetings. In addition, Goldman Sachs opined to the Magma Board that the consideration provided in the Revised Offer was inadequate.

  At the October 28, 1994 board meeting the Magma Board, after careful consideration, unanimously voted to reject the Revised Offer. Accordingly, the Magma Board unanimously recommends that the Company's stockholders reject the Revised Offer and not tender their Shares pursuant to the Revised Offer.

  In reaching its determinations and recommendations with respect to the Revised Offer, as indicated above, the Magma Board took into account numerous factors discussed at its October 28, 1994 board meeting, including, among other things, the following:

    (i) The Magma Board's determination that the consideration reflected in the Revised Offer is inadequate and does not reflect the intrinsic value of Magma. In reaching this conclusion, the Magma Board relied on its familiarity with the Company's business, financial condition, geothermal resources, technologies and future prospects and the opportunities that the Company has to reap substantial benefits in the future from the various strategic initiatives which the Company has implemented over the past several years.

    (ii) Inquiries from various third parties expressing interest in pursuing a possible business combination with the Company.

    (iii) The fact that the CE Proposal, as revised, remains a two-tiered, front-end loaded, highly leveraged and coercive transaction, in that the CE Proposal is intended to intimidate stockholders to tender their Shares to the Revised Offer so as to avoid receiving in the Back-End Merger primarily common stock of California Energy, which would (A) be nominally valued at approximately $20 per share, (B) be issued by an even more highly leveraged California Energy, and (C) not provide any ongoing protections for holders of those shares.

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    (iv) The Board's understanding, based on publicly available information, of California Energy's business, financial condition and prospects, including, without limitation, the degree of California Energy's leverage, California Energy's existing projects, California Energy's geothermal resources and California Energy's announced future projects.

    (v) The highly conditional nature of the Revised Offer, particularly the conditions requiring (A) California Energy to obtain financing, given that, according to the Offer to Purchase, the Credit Suisse financing commitment that California Energy has received is subject to numerous conditions, including execution of a merger agreement and Credit Suisse's satisfaction with its due diligence review of both California Energy and Magma, (B) California Energy stockholder approval, given that the Offer to Purchase indicates such approval will not be obtained until mid-November at the earliest, (C) the execution of a friendly merger agreement, given the inadequate price offered, and (D) that no material contractual right of the Company be impaired as a result of the CE Proposal.

    (vi) The opinion of Goldman Sachs that the consideration provided for in the Revised Offer is inadequate.

    (vii) The adverse effect the Revised Offer, and a subsequent merger, has had, and could continue to have, on the Company and on the Company's employees, creditors, partners and customers and the communities in which the Company operates.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  Item 7 is hereby amended and supplemented by adding thereto the following:

  (a) Except as described below, the Company is not engaged in any negotiations in response to the Revised Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described below there are no transactions, board of directors resolutions, agreements in principle or signed contracts in response to the Revised Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

  At its meeting held on October 28, 1994, the Magma Board considered a variety of alternatives to the Revised Offer. After considerable discussion, the Magma Board resolved that it was desirable and in the best interests of the Company and its stockholders to direct the Company's management and financial advisor to explore all available alternatives to further the best interests of Magma stockholders, including conducting discussions with interested parties, including California Energy, concerning possible business combinations, strategic partnerships or equity investments, recapitalizing or restructuring the Company and similar transactions.

  At the Magma Board's October 28, 1994 meeting, the Magma Board determined that if, and when, any discussions or negotiations of the type referred to above in this Item 7 (including, without limitation, the provision of confidential information to interested third parties) are underway or undertaken, disclosure with respect to any parties to, furnishing confidential information in connection with, and the possible terms of, any such transactions or proposals might jeopardize the continuation of any discussions or negotiations. Accordingly, the Magma Board has adopted a resolution instructing the members of the Magma Board and management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, or the furnishing of confidential information in connection therewith, unless and until a definitive agreement or an agreement in principle relating thereto has been reached.

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ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  Item 8 is hereby amended and supplemented by adding thereto the following:

    On October 25, 1994, California Energy and CE Acquisition Company filed their Answer to Amended Complaint and Second Amended Counterclaims against Magma and its board of directors in the United States District Court for the District of Nevada, in which they (i) repeated their denials of the material allegations of the Amended Complaint and their denials that Magma is entitled to declaratory or injunctive relief, (ii) reasserted factual allegations and claims for declaratory and injunctive relief set forth in their earlier Amended Counterclaims, and (iii) added further allegations concerning (A) the increase in consideration offered by California Energy to effect the acquisition, to $38.50 per share (consisting of $28.50 per share in cash and $10.00 per share of California Energy stock), (B) violations of federal securities laws and breaches of fiduciary duties allegedly arising from Magma's October 21, 1994 announcement of the termination of an energy development project in Indonesia caused by the pendency of California Energy's offer and other alleged efforts by Magma to permit unidentified international joint venture partners to withdraw from unidentified projects in the event that California Energy's offer is successful.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  Item 9 is hereby amended and supplemented by adding thereto the following:



    Exhibit 23 -- Letter to Stockholders of the Company.

    Exhibit 24 -- Press Release of the Company, dated October 31, 1994.

    Exhibit 25 -- Answer to Amended Complaint and Second Amended
                  Counterclaims.

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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          MAGMA POWER COMPANY

                                          By:  /s/  Jon R. Peele
                                            ___________________________________
                                            Name: Jon R. Peele
                                            Title: Executive Vice President,
                                                   Secretary and General
                                                   Counsel

Dated: October 31, 1994

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                               INDEX TO EXHIBITS

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                                                                     SEQUENTIAL
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  EXHIBITS                        DESCRIPTION                          NUMBER
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
 Exhibit 23 --Letter to Stockholders of the Company
 Exhibit 24 --Press Release of the Company, dated October 31, 1994
 Exhibit 25 --Answer to Amended Complaint and Second Amended
              Counterclaims
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